
September 8, 2020

Andre De Castro
Chief Executive Officer
Blockchain of Things, Inc.
747 3rd Avenue
New York, NY 10017

> **Re: Blockchain of Things, Inc.**
> **Form 10-12G**
> **Filed June 1, 2020**
> **File No. 000-56170**

Dear Mr. De Castro:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance